# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

August 13, 2025

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In the Matter of

**Braiin Holdings Ltd**
**4001 Kennett Pike, Suite 302**
**Wilmington, DE 19807**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-274830

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Brain Holdings Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Brain Holdings Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on August 13, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Larry Spirgel
Office Chief